UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 23, 2003

Commission File Number: 0-29712

DOREL INDUSTRIES INC.

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1255 Greene Ave, Suite 300, Westmount, Quebec, Canada H3Z 2A4

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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

[    ]

Form 40-F

[ X ]

Indicate by check mark whether the registrant by furnishing the information in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

[    ]

No

[ X ]

C O M M U N I Q U É

JUVENILE

Cosco

Safety 1st

Maxi Cosi

Quinny

Baby Relax

Babidéal

MonBébé

Bébé Confort

HOME FURNISHINGS

Ameriwood

Ridgewood

Charleswood

Dorel Home Products

Cosco Home & Office

Dorel Asia

EXCHANGES

CANADA

Toronto

Stock Exchange:

DII.A, DII.B

U.S.A.

NASDAQ:

DIIBF

CONTACT:

Maison Brison

Rick Leckner

(514) 731-0000

Dorel Industries Inc.

Jeffrey Schwartz

(514) 934-3034

DOREL BUYS PROFITABLE READY-TO-ASSEMBLE FURNITURE COMPANY

Transaction immediately accretive, adds market share

Montreal, September 23, 2003---Dorel Industries (TSX: DII.A, DII.B; NASDAQ: DIIBF) announced today it has signed and closed a purchase agreement for all of the shares of Toronto-based Carina Furniture Industries Ltd., North America’s fastest growing ready-to-assemble (RTA) furniture manufacturer. The addition of Carina makes Dorel the number two RTA furniture producer in North America and will allow the Company to strengthen retail sectors where it has not had a solid share of the market.

“This is a highly strategic complement to our current RTA furniture operations. Carina has excellent relationships in the office superstore and do-it-yourself retail chains in both the United States and Canada and opens markets where traditionally we have not been strong. A consistent strength of Dorel has been our ability to create solid distribution channels and then use them to efficiently market new product lines. Carina adds exciting new opportunities for the Company at a time when the RTA furniture market is consolidating,” stated Dorel President and CEO, Martin Schwartz.

Fastest growing RTA manufacturer in North America

Carina Furniture Industries, with its brands Carina and SystemBuild, is an industry leader. Its state-of-the-art technology includes the latest in computerized design and production capabilities geared to provide quality mass production with maximum flexibility.

Carina partners directly with some of the best known retailers in North and South America including: Lowe’s, Menards, OfficeMax, Staples, Home Depot, Home Hardware, and Wal-Mart Canada. The Company has received a number of awards for its quality and service from retail customers.

Sales for its last fiscal year, ended July 31, 2003, were approximately US$60 million. The Company has been the fastest growing RTA furniture manufacturer in North America during the past two years and experienced a 40% increase in revenue during the past year alone. Carina’s operations will be integrated within Ameriwood, Dorel’s RTA furniture division.

The transaction is immediately accretive to Dorel. Carina is expected to add US$0.02 per share this year. The purchase is being financed through internally generated cash flow and from existing lines of credit. No additional financing is required. The purchase price was not disclosed.

“The timing of this latest acquisition could not be better”, said Mr. Schwartz. “The existing retail environment has created an excellent opportunity for such a purchase and our strong financial situation allows us to move forward with the deal. We are confident that we will gain important market share and, as such, anticipate a stronger second half in our Home Furnishings segment,” concluded Mr. Schwartz.

Conference Call

Dorel Industries will hold a conference call today, September 23, 2003 at 11 A.M. Eastern Time to discuss this latest acquisition. Interested parties can join the call by dialing (514) 807-8791 (Montreal or overseas) or 1-800-814-4861 (elsewhere in North America). The conference call can also be accessed via live webcast at www.newswire.ca/webcast/viewEventCNW.html?eventID=643500 or www.q1234.com

If you are unable to call in at this time, you may access a tape recording of the call by dialing 1-877-289-8525 and entering the passcode 21018768 on your phone. This tape recording will be available on Tuesday, September 23 as of 1:00 P.M. until 11:59 P.M. Tuesday September 30.

Profile

Dorel Industries Inc. is a global manufacturer of consumer products. It specializes in two market segments: juvenile products and home furnishings. Dorel's extensive product offering includes juvenile products such as infant car seats, strollers, high chairs, toddler beds, cribs, infant health and safety aids, play-yards and juvenile accessories; home furnishings such as a wide variety of Ready-to-Assemble (RTA) furniture for home and office use as well as metal folding furniture, futons, step stools, ladders and other imported furniture items.

Dorel employs approximately 4,500 people in fourteen countries. Major North American facilities are located in Montreal, Quebec; Cornwall, Ontario; Columbus, Indiana; Wright City, Missouri; Tiffin, Ohio; Dowagiac, Michigan; and Canton, Massachusetts. The Company's major divisions in the United States include Ameriwood Industries and the Dorel Juvenile Group (DJG USA), which incorporates the Cosco and Safety 1st brand names. In Canada, Dorel operates Ridgewood Industries and Dorel Home Products. European operations are carried out through the Dorel Juvenile Group (DJG Europe), located in Holland, and the Ampa Group, which has major facilities in France, Italy and Portugal. Brand names marketed in Europe are Maxi-Cosi, Bébé Confort, Quinny, Safety 1st, Babidéal, MonBébé and Baby Relax. Dorel's imported furniture business is carried out through Dorel Asia.

Forward-Looking Statements

Except for historical information provided herein, this press release may contain information and statements of a forward-looking nature concerning the future performance of the Company. These statements are based on suppositions and uncertainties as well as on management's best possible evaluation of future events. Such factors may include, without excluding other considerations, fluctuations in quarterly results, evolution in customer demand for the Company's products and services, the impact of price pressures exerted by competitors, and general market trends or economic changes. As a result, readers are advised that actual results may differ from expected results.